Exhibit 99.1
Record Date for the Dissent Filing for the Stock Exchange Transaction

On November 14, 2019, the Board of Directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved that it will fix November 25, 2019 as a record date and close its shareholder register from November 26, 2019 to November 29, 2019 to determine the shareholders who will be eligible to provide notice of their dissent to the proposed comprehensive stock exchange transaction. The holders of our American Depositary Shares as of the same date will also be entitled to exercise such rights. For details on the proposed comprehensive stock exchange, see the “Report of Material Event” furnished under cover of Form 6-K by SFG on November 14, 2019.